UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Enzo Biochem Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
294100102
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815
(301) 656-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 22, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 294100102

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,609,870 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

8	SHARED VOTING POWER
289,609 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.)

9	SOLE DISPOSITIVE POWER
1,609,870 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

10	SHARED DISPOSITIVE POWER
289,609 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4% (The denominator is based on the 47,241,335 shares of common stock outstanding as of March 1, 2019, as stated on the facing page of the Form 10-Q for the quarter ended January 31, 2019 (the "Form 10-Q") filed by Enzo Biochem Inc.)

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 294100102

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,629,870 (Includes 1,609,870 shares of common stock held by the Fund and 20,000 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

8	SHARED VOTING POWER
289,609 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

9	SOLE DISPOSITIVE POWER
1,629,870 (Includes 1,609,870 shares of common stock held by the Fund and 20,000 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

10	SHARED DISPOSITIVE POWER
289,609 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,919,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1% (The denominator is based on the 47,241,335 shares of common stock outstanding as of March 1, 2019, as stated on the facing page of the Form 10-Q.)

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 294100102
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D relates to the common stock of Enzo Biochem Inc. (the "Issuer"). The principal executive office of the Issuer is 527 Madison Avenue, New York, New York 10022.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the “Reporting Persons”). Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser. Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above. During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940. Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 289,609 shares of common stock of the Issuer and in most instances, has voting power over such shares. The aggregate purchase price was $1,123,612, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds. Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940. As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 1,609,870 shares of common stock of the Issuer. The aggregate purchase price was $5,844,466, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares. Mr. Roumell purchased 20,000 shares of common stock for an aggregate purchase price of $79,415, inclusive of brokerage commissions. The source of funding for these purchases was personal funds.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity. As of March 22, 2019, the Reporting Persons decided to send a letter to the Issuer’s board of directors to ask it review the Issuer’s strategic options. Accordingly, the Reporting Persons sent a letter, dated March 26, 2019, to the Issuer’s board of directors. A copy of this letter is being filed with this Schedule 13D as Exhibit 7.02 and is incorporated herein by this reference. The Reporting Persons may also enter into discussions with third parties and other stockholders. The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons have no current intention to purchase additional securities of the Issuer. While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests to transfer or liquidate their accounts. Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise. Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons. (b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock. The 1,609,870 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 289,609 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary investment power and, in most instances, voting power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management; Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund. The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 47,241,335 shares of common stock outstanding as of March 1, 2019, as stated on the facing page of the Form 10-Q for the quarter ended January 31, 2019, filed by the Issuer. (c) During the 60-day period ended March 22 2019, Roumell Asset Management conducted the following transactions in the Issuer's common stock on behalf of its client advisory accounts, unless otherwise noted below. The share amount for any sale appears in parenthesis below, and each sale was executed to accommodate client-requested account liquidations or transfers for client tax planning and other personal purposes, and all transactions were conducted in the open market for cash. Prices do not reflect brokerage commissions paid. Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended March 22, 2019. Date No. of Shares Aggregate Price 2/5/2019 280 1,069.60 * 2/19/2019 (2,970) (10,810.80) 2/22/2019 82,260 281,370.33 * 2/22/2019 20,930 71,403.16 2/25/2019 20,000 70,000.00 * 2/27/2019 100,930 353,325.30 * 3/6/2019 150,000 456,375.00 * 3/12/2019 29,800 456,375.00 * 3/14/2019 29,600 79,209.60 * 3/15/2019 100,000 254,790.00 * 3/18/2019 60,000 153,906.00 * 3/19/2019 130,600 339,546.94 * 3/19/2019 6,496 16,889.60 3/20/2019 36,654 96,330.37 3/21/2019 29,920 78,799.79 * Denotes transactions by the Fund (d) Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 289,609 shares of the Issuer’s common stock. Investors in the Fund have the right to receive or direct the receipt of dividends from the 1,609,870 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund. Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 20,000 shares of the Issuer’s common stock. (e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to acquire or dispose of securities such as the subject shares, provided that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm. A copy of the form of Investment Advisory Agreement is being filed as Exhibit 7.01 with this Schedule 13D and is incorporated herein by this reference.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Form of Roumell Asset Management, LLC Investment Advisory Agreement. Exhibit 7.02 Letter to the Board of Directors of Enzo Biochem Inc. dated March 26, 2019. Exhibit 7.03 Joint Filing Agreement by and among the Reporting Persons, dated March 26, 2019.

CUSIP No.: 294100102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 26 2019	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
March 26 2019	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 294100102
Exhibit 7.01 Balanced___ Standard Opportunistic Value___ Concentrated Opportunistic Value__ Account # ___________________ Roumell Asset Management, LLC Investment Advisory Agreement This Investment Advisory Agreement, the (“Agreement”), dated as of , 20_, is by and between Roumell Asset Management, LLC (“Adviser”), also referred to as “RAM” or the “Firm,” an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 (“Advisers Act”) and (“Client”). 1. Services of Adviser By execution of this Agreement, Client hereby establishes an Investment Advisory Account (“Account”) and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client’s stated objectives and financial goals. In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Standard Opportunistic Value Account (up to 100% invested into stocks), or (b) Concentrated Opportunistic Value Account (which seeks to be invested in a similar number of stocks but with higher weightings), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities). That said, RAM does not provide comprehensive financial planning services. Moreover, in those instances where a financial planning professional introduces the client to RAM, the financial planning professional will determine (with the client) the appropriate overall investment strategy of the client and will instruct RAM as to whether the account is to be managed as an: (a) Standard Opportunistic Value Account, or (b) Concentrated Opportunistic Value Account, or (c) Balanced Account Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts (“ADR”), Exchange Traded Funds (“ETF”), Unit Investment Trusts (“UIT”), and/or Real Estate Investment Trusts (“REIT”). The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings. On a quarterly basis, these statements will include a category titled “Performance Summary”. 2. Standard of Care In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client’s account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client’s rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA. Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser’s management of the Account. 3. Custody As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. (“Raymond James”). Raymond James will act as the custodian of the client’s assets and will execute the purchase and sale transactions in the client’s account. RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides. Raymond James charges $9.95 unlimited shares; $2 per bond for a trade (unlimited number of bonds); and $19.95 per mutual fund trade for non-platform listed mutual funds. Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms’ research. In such instances, clients will typically pay three cents per share in addition to Raymond James’ transaction cost. Such trades are unusual and not the norm. Finally, in limited cases, and always at RAM’s discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing. 4. Confidential Relationship All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client. 5. Service to Other Clients It is understood that Adviser performs investment advisory services for other clients. Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client’s Account, so long as it is Adviser’s policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients. 6. Proxies and Class Action Lawsuits RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations. First, RAM will vote on proposals regarding closed-end investment companies that seek to open-end such funds (i.e., convert to a traditional mutual fund) or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds’ net asset value (NAV). Additionally, RAM may vote company proposals when the proposal pertains to a change of control, including those with proxy contests with competing director slates, or replacing particular directors, or in certain other special situations where RAM deems voting to be appropriate or otherwise consistent with its investment philosophy. Other than these specific situations, RAM will not vote company proxies. Nevertheless, if RAM is granted authority to vote proxies, and RAM was required to vote proxies for situations other than those described above, RAM will vote such proxies in the manner that serves the best interests of their clients in accordance with this policy. Client may contact RAM to obtain information about how it voted. RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof. However, to the extent there is a class action with potentially meaningful monetary proceeds RAM will assist clients with submitting the required paperwork. If the client opts-out of RAM’s third-party vendor proxy voting solution, the custodians who hold securities on behalf of RAM’s clients will send proxy and class action information directly to the client. In the event RAM receives any such material on a client’s behalf, RAM will promptly forward the material to the client. A copy of RAM’s proxy voting policies and procedures is available upon request. 7. Fees RAM’s fees are payable quarterly in advance and are based on the following annualized fee schedule: Opportunistic Value and Balanced Accounts: First $1mm 1.30% Assets over $1mm 1.00% Fees are computed based on the value of the account on the last day of the preceding quarter. The fee is prorated for a partial quarter. Multiple household accounts are aggregated for purposes of determining the appropriate fee. Adviser and Raymond James are hereby authorized to deduct from Client’s Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee. All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc. Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill. 8. Limitation of Responsibility Raymond James’ responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client. Client authorizes Adviser to act as Client’s agent to buy or sell investments for the Client’s Account. 9. Investment Objectives and Restrictions Client acknowledges that Adviser will rely on information provided to Adviser by the Client (or financial planning professional) in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client’s investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client’s responsibility to notify Adviser if such considerations are relevant to the Client’s overall financial circumstances. 10. Authority to Contract If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the “Authorized Person”) represents that he or she is fully authorized to execute this agreement with the Adviser. 11. Termination of Agreement This Agreement may not be modified or amended except in writing and signed by both Adviser and Client. Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement. Upon termination, any prepaid fees will be pro- rated to the date of termination and any unearned portion thereof will be refunded to the Client. 12. Assignment of Agreement No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client. 13. Notices Notices to Adviser must be in writing, and shall be sent to Address of Adviser. All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser. All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand. 14. Acknowledgment of Adviser’s ADV Part 2A & 2B Client hereby acknowledges receipt of a copy of Part 2A & 2B of Adviser’s Form ADV and Privacy Notice. 15. Governing Law The internal law of Maryland will govern this agreement. However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act. 16. Severability The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein. Type of Account (select one) These accounts are composed of equity, fixed income and cash investments. This option is typically chosen when the account represents a significant percentage of a client’s overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account. On average, balanced accounts hold about 25 securities (where equities represent 65% of the total portfolio) with the remaining portion of the account in fixed income and cash. ___ Standard (65/35 Equity/Fixed Income & Cash) OR ___ (75/25) OR ___ (55/45) ___ (30/70) These accounts can have up to 100% of assets invested in stocks and will often include opportunistic fixed income investments. Opportunistic Value accounts typically hold about 25 securities. A more concentrated strategy is available where accounts typically hold a similar number of securities, but with higher weightings. Opportunistic Value accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk. ___Standard Opportunistic Value OR ___Concentrated Opportunistic Value Investment Restrictions: Link this Account with Related Accounts: Investment Experience (Circle: N-None, L-Limited, M-Moderate, E-Extensive) Equities N L M E Bonds N L M E Options/Futures N L M E Mutual Funds N L M E Annuities N L M E Margin Trading N L M E Investment Objective and Associated Risk Tolerance (choose one) Time Horizon (choose one) Capital Preservation __Low 3-5 years* Income __Low ___Medium ___High 5-10 years Growth __Medium __High > 10 years Speculation __High *Individuals with a time horizon less than three years should not open an account with RAM. If your portfolio declined in value by 10% during the course of a year, how do you think you would respond? __I could not tolerate this type of decline in value and would then invest more conservatively. While I would be uncomfortable with this decline in value, I would not consider investing more conservatively. __I would accept this decline in value, as part of the long-term investment process, and not make changes to my portfolio as long as I felt I was still on track to achieve my long-term goal. Accepted By: Client Name Client Signature Date Accepted By: Client Name Client Signature Date Accepted By: Adviser Title

CUSIP No.: 294100102
Exhibit 7.02 March 26, 2019 Board of Directors Enzo Biochem Inc. 527 Madison Avenue New York, New York 10022 Dear Board of Directors: Roumell Asset Management, LLC owns 4% of Enzo Biochem (“Enzo”) shares. Enzo’s shareholders have suffered greatly under your stewardship over the last several years. The stock price has declined by nearly 70% since the beginning of 2018. In fact, Enzo’s stock trades below where it traded 20 years ago. We believe the time has come for the Board to recognize that the company is too small to be successful on its own. If the Board acts responsibly, shareholders should be richly rewarded from the current depressed market price. We believe our investment rationale is sound, predicated on the multiple avenues the company possesses to unlock significant shareholder value. Our investment thesis rests on the simple observation that the company has “multiple shots on goal”, a cash-rich balance sheet, and a market price significantly below any reasonable sum of the company’s discrete assets. We believe Enzo has at least five distinct monetization opportunities: 1. Lab Footprint in the New York Tri-State Area. Industry leaders Quest and Lab Corp are perennial acquirers in the space and, in fact, have identified M&A as a core component of their respective business models. To wit, Lab Corp and Quest, combined, have made over 15 acquisitions in the past five years. These purchases were typically made at 2x to 3x revenue to acquire smaller labs without the rich intellectual property that distinguishes Enzo’s corporate profile. Enzo’s geographic footprint lies in a dense and desirable area and its take-out value would likely be at a premium to comparables in less dense locations. As market reimbursement pressures grow for diagnostics services, the need for scale grows. Thus, industry consolidation is a clear tailwind to the company’s lab footprint. At 2.5x a 2019 revenue estimate of $50 million equates to $125 million, or $2.65 per share. 2. Products business. Enzo clearly owns an enviable portfolio of intellectual property buttressed by 336 issued patents worldwide with an additional 150 pending patents. The deeply embedded value of the IP portfolio has been visibly demonstrated by the company’s ability to win over $100 million in legal settlements and royalties over the past several years defending this portfolio against industry leaders Roche, Hologic, Becton Dickenson and Abbott Laboratories. Publicly-traded comparable Fluidigm (FLDM) currently trades at 8x revenue and Nanostring (NSTG) trades at 6x revenue. Even at a modest 2x revenue, Enzo’s $30 million in product revenue is worth at least $60 million, or $1.25 per share. 3. AmpiProbe Platform. The company’s AmpiProbe platform appears to be another technological innovation put forth to address the industry’s multiple layers of unnecessary costs and growing reimbursement pressure. We believe the company has correctly articulated that there is significant industry opportunity for outsourcing among the 7,500 smaller, independent labs in the United States. 4. Therapeutics. This is undoubtedly a non-core business line and we were happy to hear in Enzo’s public comments that there is no intention to finance Phase 3 trials on the two successfully completed Phase 2 autoimmune drugs or the very interesting, but pre-clinical, SK-1 asset. We applaud the company’s stated efforts to monetize its pharmacological assets. 5. Litigation. With the company’s recent $21 million settlement with Roche, Enzo once again confirmed the value of its IP portfolio. The six remaining cases (all on contingency) should result in additional cash payments to the company. The company’s current enterprise value is below the total value of these settlements, which represent some fraction of the portfolio’s true economic value. With all of these assets and business prospects, what’s the problem? In a nutshell, the company’s confidence in the amount of time and capital that will be required to successfully launch AmpiProbe into the marketplace may well be seriously misplaced, particularly in the context of heightened reimbursement pressure on the core lab business. In other words, in our opinion, it’s too speculative to embark on a big, albeit highly promising, new business at this time. While AmpiProbe’s value is well-documented, the company has been talking about it for over five years and its contribution is still quite small. In May 2013, one analyst report noted that a key investment attribute included, “New products derived from the company’s proprietary nucleic acid target amplification platform, also known as AmpiProbe.” Shareholders have been patient, but the stock price clearly reflects market disappointment in unrealized potential and unfulfilled company promises. Enzo’s poor financial and stock performance cannot simply be ascribed to industry-wide payor reimbursement issues. The following summary of Enzo’s shareholder returns compared to its public company lab peers clearly illustrates this point: 1 year 3 year 5 year return return return Enzo -57% -43% -41% LabCorp -7% 36% 59% Quest -11% 35% 77% This chart suggests that Enzo may simply be too small to compete in its marketplace, underscoring the need for the Board to act responsibly before there is material erosion of the company’s asset value. Exactly what detailed information has management communicated to the Board regarding the estimated amount of capital and time needed to reach the point of sustainable, and growing, profitability for AmpiProbe? Has management clearly articulated to the Board what the company is worth today in a sale (in whole or in parts)? Quality information is needed in order for the Board to make an informed decision when comparing the potential upside (and risks to realizing that upside) to monetizing a known bird-in-the-hand today. Why not put out comprehensive information about time/capital/revenue/margin estimates for the company’s AmpiProbe platform in order to allow shareholders to see the value in waiting versus more immediate value-enhancing activities? Excluding any consideration for the hard to determine value of AmpiProbe, the Therapeutics business and pending litigation settlements, the company’s two principal assets (Lab footprint and Products business), combined with its net cash of $59 million, sums to $244 million, or roughly $5.20 per share. However, if the Board and management mis-allocates resources by burning cash that doesn’t generate an economic return above the company’s cost of capital, this value will steadily decline. Moreover, if management is so confident in the future of AmpiProbe, why not tie bonuses to identifiable economic events as opposed to the current bonus methodology inclusive of “soft” items, like strategic planning, corporate governance, communication efforts with shareholders, etc.? These are subjective bonus considerations and should be replaced with objective economic measures. The Board should take a careful and discerning look at the amount of capital and time required to execute its growth strategy, as well as assessing the probability of success as a stand-alone enterprise. We believe it’s likely that the company’s enviable product and IP portfolio would be better suited in a larger company’s hands, where Enzo’s promising AmpiProbe platform can go to market more efficiently and quickly. In reviewing the company’s long history, one cannot avoid noting that the company’s leading-edge IP assets did not translate into shareholder returns. Why will this time be different? The Board should consider the advice of Warren Buffett when he said, “Aesop Was Right…a bird in the hand is worth two in the bush.” We would also like to remind the Board of its fiduciary responsibilities to shareholders. We encourage all shareholders to strongly weigh in with the Board on the matters raised in this letter. We intend to talk to other shareholders, as well as to potential strategic buyers for Enzo or its valuable and various assets, in an effort to realize shareholder value today. Sincerely, /s/ James C. Roumell Roumell Asset Management, LLC James C. Roumell President

CUSIP No.: 294100102
Exhibit 7.03 JOINT FILING AGREEMENT In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of Enzo Biochem Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument. IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 26th day of March 2019. By: /s/ James C. Roumell James C. Roumell ROUMELL ASSET MANAGEMENT, LLC By: /s/ James C. Roumell James C. Roumell, President